UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No.  )*

Superior Industries International, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
868168105
(CUSIP Number)
Juanita A. Borick
2707 Kipling Street
Houston, Texas 77098
(713) 520-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 1, 1985
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868168105

1	NAMES OF REPORTING PERSONS Juanita A. Borick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF and PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		300,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,000[1]

WITH	10	SHARED DISPOSITIVE POWER

544,966[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

844,966[1,2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%[3]

14	TYPE OF REPORTING PERSON

IN

[1]	Based on information as of April 3, 1985 contained in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on May 2, 1985. See Explanatory Note.

[2]	544,966 shares of the Reporting Person were held under a Voting Trust Agreement, established by Mr. Louis L. Borick and the Reporting Person, for which Mr. Borick acted as sole voting trustee. The voting trustee solely retained all rights and powers of an absolute owner of the shares, except the right to sell or hypothecate the shares, retain any dividends of cash or property other than stock dividends and the right to retain any distributions upon the liquidation or dissolution of the Issuer. See Explanatory Note.

[2]	Based on information as of April 3, 1985 contained in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 1985, showing that on April 3, 1985, the Issuer had 3,831,539 shares of common stock issued and outstanding. See Explanatory Note.

CUSIP No.	868168105
EXPLANATORY NOTE
This Schedule 13D is being filed by the Reporting Person to report events as of January 1, 1985 (except where other dates are expressly stated herein) and speaks only as of January 1, 1985 or such other dates expressly referenced. Although substantially all of the share ownership amounts disclosed in this Schedule 13D were previously disclosed in the Definitive Proxy Statements on Schedule 14A filed by Superior Industries International, Inc. (the “Issuer”) with the Securities and Exchange Commission (“SEC”) since January 1, 1985, to the Reporting Person’s knowledge, this is the first Schedule 13D filed to report her holdings in the Issuer’s common stock. Because this Schedule 13D speaks only as of January 1, 1985 (or such other dates expressly referenced herein), it does not purport to update information on the holdings of the Reporting Person subsequent to January 1, 1985, whether in any other filings made by the Reporting Person or otherwise.
The Reporting Person intends to promptly file an amendment to this Schedule 13D disclosing that as of June 4, 2009 and continuing through the date of this Schedule 13D, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock. See Item 5, footnote 2.
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Superior Industries International, Inc. (the “Issuer”), a corporation organized under the laws of the state of California. The Issuer’s principal executive offices are located at 7800 Woodley Avenue, Van Nuys, California 91406.
This Schedule 13D relates to events as of January 1, 1985. At such time, the Issuer was incorporated under Delaware law and the Common Stock had a par value of $0.50 per share. The Issuer was reincorporated in California in 1994 with the Common Stock having no par value.
Item 2. Identity and Background
(a) The name of the Reporting Person is Juanita A. Borick.
(b) The Reporting Person’s address is 2707 Kipling Street, Houston, Texas 77098.
(c) The present principal occupation of the Reporting Person is homemaker.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The shares held by the Reporting Person were acquired as a result of the division of marital assets in divorce proceedings with the Reporting Person’s former husband, Mr. Louis L. Borick. As of January 1, 1985, Mr. Borick was the Issuer’s president and the chairman of its board of directors. As of the date of filing this Schedule 13D, Mr. Borick is a director of the Issuer. The Reporting Person’s holdings have been disclosed in the Issuer’s Definitive Proxy Statements on Schedule 14A filed with the SEC subsequent to January 1, 1985.
Item 4. Purpose of Transaction
The acquisition of the shares by the Reporting Person was for investment purposes. Effective as of January 1, 1985, the Reporting Person entered into a Voting Trust Agreement with respect to certain shares beneficially owned by the Reporting Person. The Voting Trust Agreement was established by Mr. Borick and the Reporting Person, for which Mr. Borick acted as the sole voting trustee. As of January 1, 1985, Mr. Borick was the Issuer’s president and the chairman of its board of directors. As of the date of filing this Schedule 13D, Mr. Borick is a director of the Issuer. The voting trustee retained all rights and powers of an absolute owner of the shares, except the right to sell or hypothecate the shares, retain any dividends of cash or property other than stock dividends and the right to retain any distributions upon the liquidation or dissolution of the Issuer.

CUSIP No.	868168105
The foregoing description of the Voting Trust Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto, and incorporated herein by reference. Subsequent to January 1, 1985, the Voting Trust Agreement was amended. Copies of such amendments are also provided as exhibits hereto and incorporated by reference. On or about December 31, 1997, the Voting Trust Agreement expired and the Reporting Person gained sole voting and sole dispositive power over the shares beneficially owned by her previously held subject to the Voting Trust Agreement.
As of January 1, 1985, the Reporting Person had no plans nor proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) — (b) The following table sets forth information with respect to the shares beneficially owned by the Reporting Person.

Name	Number of Shares	Percent of Outstanding
Juanita A. Borick	844,966	22.1%[1,2]

[1]	Computed based on information as of April 3, 1985 contained in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 1985.

[2]	This Schedule 13D relates to events as of January 1, 1985 and the information in the table above reflects the Reporting Person’s holdings as of such date. As of July 10, 2009, the Reporting Person beneficially owned 1,326,151 shares or 4.97% of the Issuer’s shares outstanding as of such date, computed on the basis of 26,668,440 shares of the Common Stock being issued and outstanding on May 4, 2009, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ending March 29, 2009.

CUSIP No.	868168105
(c) Other than the acquisition of the shares reported herein, the Reporting Person did not effect any transactions in the shares of the Issuer during the 60 day period prior to January 1, 1985.
(d) Except as described in Item 6, no person other than the Reporting Person has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.
(e) On June 4, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock. The Reporting Person intends to file an amendment to this Schedule 13D reflecting this status.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4. with respect to the Voting Trust Agreement, which information is incorporated herein by reference. The Voting Trust Agreement expired on or about December 31, 1997.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Voting Trust Agreement.

Exhibit 99.2	First Amendment to the Voting Trust Agreement.

Exhibit 99.3	Second Amendment to the Voting Trust Agreement.

Exhibit 99.4	Third Amendment to the Voting Trust Agreement.

CUSIP No.	868168105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Juanita A. Borick
Date: July 16, 2009	Juanita A. Borick

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Voting Trust Agreement.

Exhibit 99.2	First Amendment to the Voting Trust Agreement.

Exhibit 99.3	Second Amendment to the Voting Trust Agreement.

Exhibit 99.4	Third Amendment to the Voting Trust Agreement.